UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

GLOBAL MATERIALS & SERVICES, INC.
(Exact name of registrant as specified in its charter)

Commission File Number 000-26261

9316 Wheatlands Rd., Suite A
Santee, California 92071
(principal executive offices)

(619) 258-3640
(Registrant's telephone number, including area code)

Common Stock, par value $.0001 Per Share
(Title of each class of securities covered by this form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  13

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2006	By:	/s/ Randy W. Betts
Randy W. Betts
Secretary/Treasurer